December 1, 2010

John Hartz

United States

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:          Lake Area Corn Processors, LLC

Form 10-K for the Fiscal Year ended December 31, 2009

Forms 10-Q for the Fiscal Quarters ended March 31, 2010 and June 30, 2010

File No. 0-50254

Dear Mr. Hartz:

We are in receipt of your letter dated November 5, 2010, providing comments on our Form 10-K for our fiscal year ended December 31, 2009 and our Forms 10-Q for the fiscal quarters ended March 31, 2010 and June 30, 2010.  The purpose of this letter is to provide our responses to your comments.  In order to facilitate your review of our responses, set forth below is each of your comments in chronological order immediately followed by our response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

General

1.                                      Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

RESPONSE: Our supplemental responses below include our proposed disclosures to be included in future filings with the Commission as appropriate.  With the exception of Comment 8 below, these revisions will be made in future filings and we will not amend our previous filings.

Item 6 — Selected Financial Data, page 26

2.                                      We note your reference to minority interest in subsidiary income and minority interest on page 27.  Please revise your reference to minority interest to refer to noncontrolling interest.  See FAS ASC 810-10-45-15.

RESPONSE: Our future filings will reference noncontrolling interest when referring to the minority interest.  We will not amend our previous filings.  A revised table with the change is below.

Statement of Operations Data:	2009	2008	2007	2006	2005
Revenues	$90,340,642	$111,778,588	$103,739,699	$103,889,412	$80,020,970

Cost of Revenues	$81,659,486	$125,413,056	$80,977,667	$50,792,418	$63,201,108

Gross Profit (Loss)	$8,681,156	$(13,634,468)	$22,762,032	$53,096,994	$16,819,862

Operating Expense	$(2,957,809)	$(3,534,274)	$(3,721,813)	$(3,938,845)	$(3,610,590)

Income (Loss) From Operations	$5,723,347	$(17,168,742)	$19,040,219	$49,158,149	$13,209,272

Other Expense	$(793,658)	$(656,303)	$(695,043)	$(1,008,300)	$(1,089,364)

Other Income (Expense)	$(54,920)	$1,211,596	$(339,971)	$121,719	$238,705

Noncontrolling Interest in Subsidiary Income	$—	$—	$—	$(2,235,776)	$(1,494,029)

Net Income (Loss)	$4,874,769	$(16,613,449)	$18,005,205	$46,035,792	$10,864,584

Capital Units Outstanding	29,620,000	29,620,000	29,620,000	29,620,000	29,620,000
Net Income Per Capital Unit	$0.16	$(0.56)	$0.61	$1.55	$0.37
Cash Distributions per Capital Unit	$0.00	$0.05	$0.60	$0.45	$0.32

Balance Sheet Data:	2009	2008	2007	2006	2005
Working Capital	$2,372,783	$(3,068,598)	$16,054,455	$17,220,709	$1,940,335
Net Property, Plant & Equipment	$32,445,979	$34,531,667	$35,345,093	$35,695,754	$33,468,374
Total Assets	$58,625,220	$58,206,448	$73,554,744	$72,381,310	$42,946,122
Long-Term Obligations	$3,923,596	$5,664,276	$5,077,137	$6,921,695	$8,601,196
Noncontrolling Interest	$—	$—	$—	$—	$3,234,649
Member’s Equity	$43,733,907	$38,859,138	$56,953,587	$56,720,382	$24,013,590
Book Value Per Capital Unit	$1.48	$1.31	$1.92	$1.91	$0.81

Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Results of Operations, page 27

3.                                      When multiple factors contribute to fluctuations in a single financial statement line item, please separately quantify the impact of each factor. You should also ensure that you are explaining the majority of increases or decreases in each line item. For example, it is unclear how significantly the decrease in environmental test fees, public relations costs, professional fees and decreased bonus expenses during 2009 contributed to the decrease in operating expenses for 2009. This is not meant to be an all-inclusive list of where improvements could be made to expand your explanations. Please revise your MD&A accordingly to separately quantify the specific reasons for fluctuations between all periods presented wherever possible.

RESPONSE: To the extent that several factors impact an increase or decrease between periods in a single financial statement line item, we will separately quantify the impact of any material factor which contributed to such increase or decrease.

Covenants, page 39

4.                                      We note your disclosure that your debt agreements subject you to certain restrictive covenants establishing minimum reporting requirements, ratios, working capital and net worth requirements. As such, please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your debt agreements. In addition, if it is reasonably likely that you will not be in compliance with any of your material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.0 of the SEC Interpretive Release No. 33-83.50 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

RESPONSE: Below is our disclosure, included in our Form 10-Q for the quarter ended September 30, 2010, which includes the specific terms of our material debt covenants.  Management has determined, based on its current financial projections, that it is not reasonably likely that the Company would be out of compliance with these material debt covenants in the next twelve months.

Our credit facilities with FNBO are subject to various loan covenants.  If we fail to comply with these loan covenants, FNBO can declare us to be in default of our loans.  The material loan covenants applicable to our credit facilities are our fixed charge coverage ratio, our minimum net worth and minimum working capital requirements.  We are required to maintain a fixed charge coverage ratio of no less than 1.10 to 1.0.  This fixed charge coverage ratio compares our EBITDA adjusted earnings, as defined in our credit agreements, with our scheduled principal and interest payments on our outstanding debt obligations, including our subordinated debt.  We are also required to maintain at least $2.5 million in working capital and maintain a minimum net worth of $20 million.

As of September 30, 2010, we were in compliance with all of our loan covenants.  Management’s current financial projections indicate that we will be in compliance with our financial covenants for the next 12 months and we expect to remain in compliance thereafter.  Management does not believe that it is reasonably likely that we will fall out of compliance with our material loan covenants in the next 12 months.  If we fail to comply with the terms of our credit agreements with FNBO, and FNBO refuses to waive the non-compliance, FNBO may require us to immediately repay all amounts outstanding on our loans.

Contractual Cash Obligations, page 40

5.                                      Please revise your table of contractual cash obligations to include in a separate line item the estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

RESPONSE:  In future periods, the Company’s table of contractual cash obligations will be presented as follows, whereby we will include a separate line for estimated interest payments on the Company’s debt.

	Payment Due By Period
Contractual Cash Obligations	Total	Less than One Year	One to Three Years	Three to Five Years	After Five Years

Long-Term Debt Obligations	$6,337,129	$2,727,722	$3,238,924	$370,483	$—
Estimated Interest on Long-Term Debt	731,223	450,639	266,986	13,598	—
Capital Lease Obligations	—	—	—	—	—
Operating Lease Obligations	2,580,175	780,175	720,000	720,000	360,000
Purchase Obligations	15,390,922	15,034,722	356,200	—	—
Other Long-Term Liabilities	200,278	52,485	104,527	43,266	—
Total Contractual Cash Obligations	$25,239,727	$19,045,743	$4,686,637	$1,147,347	$360,000

Item 8 — Financial Statements and Supplementary Data, page 42

Note 12 — Captive Insurance page 60

6.                                      Please disclose the extent of your self-insurance in each area that you are self-insured. Please also disclose what the catastrophic loss limit amounts are in each area.

RESPONSE: We have revised our description of the captive insurance company, of which we are a stockholder, to give our members a clearer understanding of how our insurance policies cover insured losses and regarding our exposure to losses related to such insurance.  For each type of insured claim, we are responsible for paying a deductible as described below but we do not have any exposure in addition to payment of such deductible up to the loss limits on our insurance policies.  Below is the proposed form of our disclosures regarding our insurance coverage which we will include in future filings.

The Company is a stockholder in a captive insurance company (Captive).  The Captive re-insures losses related to general liability, property and workers compensation claims.  Premiums and surplus are paid by the Company through a charge to income in the period to which the premium relates.  The Captive reinsures losses not to exceed a predetermined amount.  That predetermined amount is fully funded through a portion of paid premium and surplus each year.

For losses covered by the Company’s insurance, the Company is solely responsible for paying its deductible.  The Company has a deductible of $100,000 for property damage claims plus the first five days of business interruption loss.  The Company has a deductible of $10,000 for employee benefits claims.  The Company has no deductible for products and premises liability claims and for workers compensation claims.  The Company has a catastrophic loss limit of $105 million for property loss claims, a $1 million per occurrence with a $2 million annual aggregate for product liability claims, a $1 million per occurrence with a $10 million annual aggregate for premises liability claims, a $1 million per occurrence with a $2 million annual aggregate for employee benefit liability claims and a $500,000 per occurrence with a $500,000 annual aggregate for workers compensation claims.  The Company also purchases a $20 million per occurrence with a $40 million aggregate umbrella to cover above the previously stated liability and workers compensation claims.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2010

Item 1 — Financial Statements

General

7.             Please address the above comments in your interim filings as well, as applicable.

RESPONSE: In our future filings with the Commission, we will address the Commissions comments listed above as applicable.

8.                                      Please amend your filing to present statements of cash flows for the six months ended June 30, 2010 and 2009.

RESPONSE: On November 12, 2010, we filed an amendment on Form 10-Q/A to our Form 10-Q report for the period ended June 30, 2010 to include our Consolidated Statements of Cash Flows (Unaudited) for the Six Month Periods Ended June 30, 2010 and 2009.

In connection with the Company’s response to the comments contained in the Commission’s letter dated November 5, 2010, the Company’s management hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robbi Buchholtz

Robbi Buchholtz, CFO